Mail Stop 3561

March 2, 2007

Mr. Clive Barwin
President, CEO and Secretary
Melt Inc.
22912 Mill Creek Dr., Suite D
Laguna Hills, CA 92653

>   **Re: Melt, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Filed March 30, 2006**
>   **Form 10-QSB for the Fiscal Quarter Ended September 30, 2006**
>   **Filed November 14, 2006**
>   **File No. 333-109990**

Dear Mr. Barwin:

We have reviewed your response letter filed on January 31, 2007 to our comment letter dated December 29, 2006 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1 – Nature of Organization

h. Revenue Recognition, page 11

1. We have reviewed your response to prior comment 5 in our letter dated December 29, 2006. We continue to believe that recognition of franchise fee revenue prior to the commencement of operations by the franchisee is inappropriate since it does not appear substantial performance of your obligations has occurred as of the franchise agreement date. We are not in a position to agree with your assessment that your obligation to provide training is insignificant due to your ability to declare the franchise agreement null and void if a franchisee is unable to find a

suitable store location. Unless you can demonstrate to us that you have a history of not providing training or other products and services to any of your franchisees, we believe that you should defer recognition of the initial franchise fee until commencement of operations by the franchisee.

Note 6 – Common Stock, page 16

2. We have reviewed your response to prior comment 9 in our letter dated December 29, 2006. Please be advised that since the warrants were issued in conjunction with another instrument, common shares, the little or no initial net investment criterion of paragraph 6(b) of SFAS 133 is met. Please also note that paragraph 6(c) pertains to whether a financial instrument requires or permits net settlement. Therefore, assuming that your warrant agreements permit net settlement, they would meet the definition of freestanding derivatives under paragraph 6 of SFAS 133. When analyzing the warrants under EITF 00-19, please note that any provision, even if remote, that could require net-cash settlement would result in classification as a liability. Accordingly, the possibility that the warrants may expire unexercised is irrelevant to the EITF 00-19 analysis. Taking into account the preceding information, please provide us with the following information:

- Please explain in detail how the preceding information impacts your assessment that the share purchase warrants are not freestanding derivatives requiring fair value treatment;

- Please confirm if the discounted exercise price upon delivery of unregistered shares is intended to compensate the investor for the difference between a registered share and an unregistered share, and;

- Provide us with all relevant agreements that discuss the settlement alternatives and registration rights of the share purchase warrants.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Notes to the Consolidated Financial Statements

General

3. We have reviewed your response to prior comment 12 in our letter dated December 29, 2006. Please tell us what "Miscellaneous finder and professional fees" represent and your revenue recognition policy for these fees. Additionally, please confirm that you expect to regularly recognize revenues from these activities going forward.

4. We have reviewed your response to prior comment 13 in our letter dated December 29, 2006. In accordance with Rule 5-03(b)2. of Regulation S-X, please

separately present cost of tangible goods sold, cost of services, and expenses applicable to other revenues on the face of your statements of operations. Based on our understanding of your operations, we would expect to see cost of sales separately presented for product sales to retail customers, product sales to franchisees, store construction sales to franchisees, and costs related to your fee and royalty activities. If you believe other categories are more appropriate, please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Yong Kim (Staff Accountant) at (202) 551-3323 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief